Mail Stop 3561

May 19, 2009

Gregory J. Rizzo
President and Chief Executive Officer
Spectra Energy Partners, LP
5400 Westheimer Court
Houston, TX 77056

> **Re:** **Spectra Energy Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2008, as Amended**
> **Filed March 11, 2009**
> **File No. 001-33556**

Dear Mr. Rizzo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman
        Vinson & Elkins L.L.P.
        Facsimile No. (713) 615-5861